# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vast Renewables Ltd, CIK 0001964630
CUSIP: Q9379E105
Title of class of securities: Ordinary Shares, without par value
Address of issuer's principal executive offices: SUITE 7.02, 124 WALKER STREET, SUITE 7.02, 124 WALKER STREET, NORTH SYDNEY NSW, Australia (C3), 2060
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002042926-25-000010
Filed by CIK 0002042926

## Reporting persons
- Corley Thomas John: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 4,655,014; shared voting power 0; sole dispositive power 4,655,014; shared dispositive power 0; aggregate amount beneficially owned 4,655,014 (15.5% of the class)
  Comment: Beneficial ownership consists of 3,522,559 Ordinary Shares as well as 1,132,455 Ordinary Shares underlying warrants.
  
  Percentage of class is based on 29,973,504 Ordinary Shares outstanding as of December 31, 2024, as reported in Exhibit 99.3 to the Current Report on Form 6-K (File No. 001-41891) filed with the SEC on February 28, 2025.

## Item 1. Issuer
Name of issuer: Vast Renewables Ltd
Address of issuer's principal executive offices: SUITE 7.02, 124 WALKER STREET, SUITE 7.02, 124 WALKER STREET, NORTH SYDNEY NSW, AUSTRALIA, 2060.

## Item 2. Person Filing
Name of person filing: Thomas Corley
Address of principal business office or, if none, residence:
132 Washington Place
State College, PA 16801
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4655014
Percent of class: 15.5
Sole power to vote or to direct the vote: 4655014
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4655014
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corley Thomas John: Thomas Corley, Individual (07/01/2025)